CONSOLIDATED ANNUAL

FINANCIAL STATEMENTS

For the Years ended:

September 30, 2009 and 2008

13 months ended September 30, 2007

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax(604) 691-3031 Internetwww.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Tournigan Energy Ltd.

We have audited the accompanying consolidated balance sheets of Tournigan Energy Ltd. ("the Company") and subsidiaries as at September 30, 2009 and 2008 and the related consolidated statements of loss and deficit, comprehensive loss and cash flows for the years ended September 30, 2009 and 2008 and the thirteen months ended September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended September 30, 2009 and 2008 and the thirteen months ended September 30, 2007 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements are prepared assuming the Company will continue as a going concern.  As discussed in Note 1, continuing losses as at September 30, 2009 raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in the notes to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Chartered Accountants
Vancouver, Canada
March 30, 2010
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TOURNIGAN ENERGY LTD.
(a development stage company)
2009 ANNUAL REPORT
Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30, 2009	September 30, 2008
ASSETS

Current
Cash and cash equivalents	$2,742,445	$12,583,450
Accounts receivable	6,067,767	535,470
Marketable securities (note 3)	25,550	29,660
Prepaid expenses and deposits	77,239	137,830
Current assets held for sale (note 4)	42,558	1,225,449
	8,955,559	14,511,859

Due from related party (note 4)	833,005	-
Property and equipment (note 5)	267,965	518,983
Mineral properties (note 6)	19,469,782	15,024,622
Non-current assets held for sale (note 4)	2,290,755	23,658,869
	$31,817,066	$53,714,333

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$558,427	$1,367,437
Current liabilities related to assets held for sale (note 4)	77,109	574,407
	635,536	1,941,844

Non-current liabilities related to assets held for sale (note 4)	114,804	90,392

Shareholders' Equity
Share capital (note 9)	108,370,841	108,370,841
Contributed surplus (note 9)	9,594,901	9,031,777
Accumulated other comprehensive income	8,828	-
Deficit	(86,907,844)	(65,720,521)
	31,066,726	51,682,097
	$31,817,066	$53,714,333

Nature of operations and going concern (note 1)
Commitments (note 15)
Subsequent events (note 4)
	-

See accompanying notes to the consolidated annual financial statements.

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “Dorian L. Nicol”
Michael Hopley, Director	Dorian L. Nicol, Director
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

TOURNIGAN ENERGY LTD.
(a development stage company)
    2009 ANNUAL REPORT

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)
	Year ended	Year ended	13 months ended
	September 30,	September 30,	September 30,
	2009	2008	2007
MINERAL PROPERTY EXPENSE (INCOME)
Exploration property costs written-off	$-	$836,236	$-
Property investigations	-	-	860,216
Mineral property earn-in income	-	(45,500)	(46,894)
	-	790,736	813,322
EXPENSES
Employee salaries and fees to directors and contractors (note 11)	1,694,877	2,505,883	2,226,802
Stock-based compensation (note 9)	504,261	1,580,455	2,813,566
Public, government and investor relations	599,628	835,792	358,689
Audit, legal and other professional fees	319,540	501,205	971,241
Administration	888,000	530,576	720,186
Travel	593,755	570,306	497,840
Regulatory fees	62,919	80,501	111,819
	4,662,980	6,604,718	7,700,143
OTHER INCOME (EXPENSE)
Interest income	54,948	793,553	1,765,712
Unrealized loss on marketable securities	-	(216,340)	-
Reorganization costs (note 7)	-	(149,671)	-
Gain (loss) on sale of marketable securities	2,038	(57,871)	17,156
Loss on disposal and write-off of equipment	(68,807)	(2,402)	(1,748)
Financial advisory fees	(276,972)	(298,404)	-
Interest on withholding taxes	-	-	121,100
Foreign exchange gain	887,594	1,548,549	378,374
	598,801	1,617,414	2,280,594
LOSS FROM CONTINUING OPERATIONS	(4,064,179)	(5,778,040)	(6,232,871)
Loss on disposal of discontinued operations (note 4)	(15,940,851)	(7,503,448)	-
Loss from discontinued operations (note 4)	(1,182,293)	(2,010,396)	(1,046,100)
NET LOSS	$(21,187,323)	$(15,291,884)	$(7,278,971)
Deficit, beginning of year	$(65,720,521)	$(50,428,637)	$(43,149,666)
Net loss	(21,187,323)	(15,291,884)	(7,278,971)
Deficit, end of year	$(86,907,844)	$(65,720,521)	$(50,428,637)
Basic and diluted loss from continuing operations per share	$(0.03)	$(0.05)	$(0.05)
Basic and diluted loss from discontinued operations per share	$(0.14)	$(0.08)	$(0.01)
Weighted average number of outstanding shares	122,697,859	122,697,859	115,491,071

See accompanying notes to the consolidated annual financial statements.

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Year ended	Year ended	13 months ended
	September 30,	September 30,	September 30,
	2009	2008	2007
	$(21,187,323)	$(15,291,884)	$(7,278,971)
Other comprehensive income:
Unrealized gain (loss) on available-for-sale investments	8,828	(399,882)	(363,900)
Reclassification adjustment for realized losses (gains)	-	57,871	(5,344)
Reclassification adjustment for impairment (gain) loss	-	216,340	-
	$(21,178,495)	$(15,417,555)	$(7,648,215)

See accompanying notes to the consolidated annual financial statements.

TOURNIGAN ENERGY LTD.
(a development stage company)
    2009 ANNUAL REPORT
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Year ended	Year ended	13 months ended
	September 30,	September 30,	September 30,
	2009	2008	2007
CASH FLOWS FROM (TO) OPERATING ACTIVITIES
Net loss for the year	$(21,187,323)	$(15,291,884)	$(7,278,971)
Less:
Loss from discontinued operations (note 4)	1,182,293	2,010,396	1,046,100
Loss on disposal of discontinued operations (note 4)	15,940,851	7,503,448	-
Loss from continuing operations	(4,064,179)	(5,778,040)	(6,232,871)
Items not affecting cash:
Mineral properties written off	-	836,236	-
Stock-based compensation	504,261	1,580,455	2,813,566
Property and equipment written off	68,807	-	-
Unrealized (gain) loss on marketable securities	-	216,340	-
Deferred reorganization costs written-off	-	149,313	-
Realized (gain) loss on sale of marketable securities	(2,038)	57,871	(17,156)
Amortization and loss on disposal of property and equipment	136,153	59,968	68,091
Mineral property earn-in income	-	(45,500)	(46,894)
	(3,356,996)	(2,923,357)	(3,415,264)
Net changes in operating balances:
Accounts receivable	(97,332)	113,952	(51,246)
Prepaid expenses and deposits	60,591	72,470	70,514
Accounts payable and accrued liabilities	(163,402)	(396,714)	494,712
	(3,557,139)	(3,133,649)	(2,901,284)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES
Mineral property expenditures	(5,583,256)	(5,322,381)	(6,177,915)
Mineral property receipts	1,000,000	159,961	25,000
Purchase of property and equipment	(7,970)	(539,922)	(302,255)
Proceeds on sale of marketable securities	14,976	25,201	45,971
Short-term investments, net	-	-	42,188,280
	(4,576,250)	(5,677,141)	35,779,081
CASH FLOWS FROM (TO) FINANCING ACTIVITIES
Issuance of share capital, net of issue costs	-	452,085	7,360,926
Reorganization costs	-	(141,911)	(7,402)
	-	310,174	7,353,524
Cash and cash equivalents used in discontinued operations	(1,707,616)	(11,226,504)	(8,508,956)
Change in cash and cash equivalents for year	(9,841,005)	(19,727,120)	31,722,365
Cash and cash equivalents, beginning of year	12,583,450	32,310,570	588,205
Cash and cash equivalents, end of year	$2,742,445	$12,583,450	$32,310,570
Supplemental cash flow information:
Cash paid during the period for interest	$-	$1,814	13,589
Cash paid during the period for income taxes	-	-	-
Non-cash financing and investing activities (note 10)
should be zero	-	-

See accompanying notes to the consolidated annual financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the “Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

In 2008 the Company made the decision to focus its mineral exploration activities in Europe and arranged the disposal of Tournigan USA Inc.  In 2009 the Company decided to further focus its mineral exploration activities on uranium in Slovakia and arranged for the sale of Dalradian Gold Limited and Kremnica Gold s.r.o and Kremnica Gold Mining s.r.o. and made the decision to abandon its property investigation activities and subsidiary in the Ukraine.  The Company has treated these disposals as discontinued operations as the Company is now focused on mineral exploration and development of its uranium mineral properties in Slovakia and has discontinued its operations for uranium exploration in the United States and gold exploration in Northern Ireland and Slovakia.

The Company has not generated revenues from operations.  These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.  The Company’s cash on hand at September 30, 2009, together with, in particular, the collection of a $5,500,000 accounts receivable as proceeds from the sale of Dalradian Gold collected by December 31, 2009 provides the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations.  The Company will be required to seek additional financing and while the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.           SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

a)
Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries until the disposal date. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation of material measurement differences to accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided as the last note to these consolidated financial statements.

b)	Cash and cash equivalents - Cash consists of cash and demand deposits with an original term to maturity of 90 days or less.

2.           SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

c)
Deferred reorganization costs – In 2007 the Company announced it would seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metal assets. Direct and incremental costs incurred in connection with the proposed reorganization were deferred and were presented as a non-current deferred charge. In the year ended 2008 the Company did not complete the reorganization and expensed the costs that had been deferred.

d)
Mineral properties – The Company records its interests in mineral properties at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or allowed to lapse. These costs will be amortized over the estimated useful life of the property following commencement of production, or written off if the mineral properties or projects are sold, abandoned or allowed to lapse. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written-down to the estimated amount recoverable. The amounts reported as mineral properties represent unamortized costs to date, less write-downs, and do not necessarily reflect present or future values.  All general and administrative expenses are expensed as incurred.

Mineral properties are written down when the long-term expectation is that the net carrying amount will not be recoverable. A mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. Management reviews certain conditions that should be considered to determine whether a write-down of capitalized costs is required. These conditions include changes to or abandonment of work programs or poor exploration results.

e)
Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives, which are up to 40 years for buildings, four years for vehicles, five years for office furniture, computers and electronic equipment, two years for software and eight years for other items. The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

f)
Stock-based compensation - The Company has a stock option plan. Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and at their then-current fair values. The cost of stock options is presented as compensation expense or exploration property costs. Agents’ warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

2.           SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

g)
Translation of foreign currencies – The Company’s functional currency is the Canadian dollar. The Company’s subsidiaries are integrated foreign operations which are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the consolidated statements of loss and deficit.

h)
Earnings per share - Basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year. The Company computes diluted loss per share using the treasury stock method for all periods presented. The effect of all warrants and options outstanding is anti-dilutive such that diluted loss per share is the same as basic loss per share.

i)
Income taxes - Future income taxes relate to the expected future tax consequences of settling differences between the carrying amounts of balance sheet items and their corresponding tax values and from loss carry-forwards. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

i)
Financial instruments – recognition and measurement - The Company classifies all financial instruments as held to maturity, available-for-sale, held for trading, loans and receivables or other liabilities.  Financial assets classified as held to maturity, loans and other receivables and other liabilities other than those held for trading are measured at amortized cost.  Available for sale financial instruments are measured at fair market value with unrealized gains and losses recorded in other comprehensive income.  Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in the statement of operations. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

The Company designated its cash and cash equivalents as held-for-trading which is carried at fair value.  Accounts receivable have been classified as loans and receivables and are recorded at their amortized cost.  Marketable securities have been classified as available-for-sale and are recorded at fair value based upon the quoted market values of the securities. Accounts payable and accrued liabilities have been classified as other financial liabilities and are carried at their amortized cost.

j)
Comprehensive income - Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

k)
Measurement uncertainly - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period. The more significant areas requiring the use of estimates include mineral properties, impairment of long-lived assets, exploration property work commitments, asset retirement obligations, income taxes, stock-based compensation and contingencies. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

2.           SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

l)
Asset retirement obligations - The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of mineral properties. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the consolidated statements of loss and deficit. The increase in the carrying value of the asset is amortized on the same basis as the related long-lived asset.

m)
Comparative figures – Certain of the prior periods’ figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

New Accounting Standards

n)
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. The Company adopted this abstract for the year ended September 30, 2009 with no material impact upon adoption on the Company’s financial statements.

o)
Mining Exploration Costs (EIC-174) - In March 2009, the EIC issued EIC-174, Mining Exploration Costs, which provides guidance on the capitalization of exploration costs relating to mining properties and an assessment for impairment of such capitalized costs.  It further provides additional discussion on recognition of long-lived assets.  The Company adopted this abstract for the year ended September 30, 2009 with no material impact upon adoption on the Company’s financial statements.

p)
Section 1400 - General Standard of Financial Statement Presentation – The Company implemented this Section which required the Company to include management’s assessment and disclosure of an entity’s ability to continue as a going concern.

q)
Section 3862 - Financial instruments – disclosures - This Section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company adopted this standard for the year ended September 30, 2009 with no material impact upon adoption on the Company’s financial statements.

r)
Section 3863 - Financial instruments – presentation - This Section was issued to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company adopted this standard for the year ended September 30, 2009 with no material impact upon adoption on the Company’s financial statements.

2.           SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (continued)

s)
Section 1535 – Capital disclosures - This Section requires the disclosure of qualitative and quantitative information that enables the users to evaluate the Company’s objectives, policies and processes for managing capital as well as the implications of non-compliance. The Company adopted this standard for the year ended September 30, 2009 with no material impact upon adoption on the Company’s financial statements.

Future Canadian accounting standards

a)
Goodwill and intangible assets - The CICA issued Section 3064, Goodwill and Intangible Assets, which has replaced the existing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing October 1, 2009. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

b)
Business combinations, non-controlling interest and consolidated financial statements- In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.   The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

c)
International Financial Reporting Standards (“IFRS”) - In 2006, the Accounting Standards Board (“AcSB”) announced that the accounting standards in Canada are to be converged with IFRS.  On February 13, 2008, the AcSB confirmed that the use of IFRS will be required by January 1, 2011 with appropriate comparative data from the prior year.  Accordingly the Company will be required to present its financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management but the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

	September 30, 2009 $	September 30, 2008 $
Condor Resources PLC (“Condor”)	16,300	25,660
Nanika Resources Inc. (“Nanika”)	9,250	4,000

	25,550	29,660

During the year ended September 30, 2009, the Company sold 1,500,000 of the 3,400,000 common shares owned of Condor for proceeds of $14,976 realizing a gain of $2,038 on the sale.  The Company recorded $8,828 in other comprehensive income as an unrealized gain in the year ended September 30, 2009 consisting of $3,580 for the 1,900,000 common shares of Condor and $5,250 for the 50,000 common shares of Nanika owned at September 30, 2009.

Due to significant and prolonged declines in the fair values of the Company’s marketable securities, an impairment loss on marketable securities of $216,340 was recorded in the year ended September 30, 2008.

4.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

A summary of net assets of discontinued operations are as follows:

	Kremnica	Dalradian	TUSA	TVC Ukraine	September 30, 2009
Current assets	$42,558	$-	$-	$-	$42,558
Non-current assets held for sale	2,290,755				2,290,755
Current liabilities	(77,109)				(77,109)
Non-current liabilities	(114,804)				(114,804)
	$2,141,400	$-	$-	$-	$2,141,400

	Kremnica	Dalradian	TUSA	TVC Ukraine	September 30, 2008
Current assets	$155,859	$65,129	$997,215	$7,426	$1,225,629
Non-current assets held for sale	12,341,165	11,311,013	1	6,690	23,658,869
Current liabilities	(90,934)	(331,433)	(152,040)	-	(574,407)
Non-current liabilities	(90,392)	-	-	-	(90,392)
	$12,315,698	$11,044,709	$845,176	$14,116	$24,219,699

A summary of the loss from discontinued operations for the year ended September 30, 2009 is as follows:

	Kremnica	Dalradian	TUSA	TVC Ukraine	For the year ended September 30, 2009
Accretion on asset retirement obligation	$5,852	$-	$-	$-	$5,852
Property investigations	-	-	3,426	220,147	223,573
Employee salaries and fees to directors and contractors	-	-	-	37,848	37,848
Public, government and investor relations	85,225	11,541	-	5,308	102,074
Audit, legal and other professional fees	7,868	27,800	5,223	-	40,891
Administration	127	917	(235)	615	1,424
Interest income	(43)	-	(6,419)	(568)	(7,030)
Foreign exchange loss	804,781	(13,754)	-	(13,366)	777,661
Loss from discontinued operations	903,810	26,504	1,995	249,984	1,182,293
Loss on disposal of discontinued operations	10,584,010	5,224,887	121,161	10,793	15,940,851
	$11,487,820	$5,251,391	$123,156	$260,777	$17,123,144

Disposal of Tournigan USA Inc. (“TUSA”) – On February 23, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”).  The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”).  Upon completion of a feasibility study, the Company’s carried interest in respect of such Project will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest.

On closing, Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”).  By negotiation the Promissory Note was reduced to $107,070 (US$100,000) which amount is included in accounts receivable at September 30, 2009 and was subsequently received.

Fischer-Watt secured the release of US$530,000 of TUSA’s reclamation bonds in Wyoming of which $107,070 (US$100,000) is included in accounts receivable at September 30, 2009 and was subsequently received.  By agreement the remaining $460,401 (US$430,000) will be paid from one-half of the net proceeds of all future equity share issues of Fischer-Watt until paid which amount is included in Due from Related Party.

Fischer-Watt will secure the release of the remaining US$400,000 of TUSA’s reclamation bonds in Arizona less any applicable reclamation costs which at September 30, 2008 had been estimated at US$52,000 for an estimated net amount of $372,604 (US$348,000) which is due to be paid to the Company by September 30, 2010 and which amount is included in Due from Related Party.  The total in Due from Related Party from Fischer-Watt is $833,005.

Fischer-Watt is a Nevada-incorporated mineral exploration and development company. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company.  The TSX-V approved this related party transaction.

4.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Net assets of discontinued operations for TUSA are summarized as follows:

TUSA	February 23, 2009	September 30, 2008
Current assets	$1,183,768	$997,215
Non-current assets held for sale	1	1
Current liabilities	(65,323)	(152,040)
Net assets	$1,118,446	$845,176

The loss from discontinued operations for TUSA is as follows:

TUSA	For the period from October 1, 2008 to February 23, 2009	For the year ended September 30, 2008	For the thirteen months ended September 30, 2007
Property Investigations	$3,426	$-	$-
Audit, Legal, professional	5,223	9,350	-
Administration	(235)	6,671	98
Interest Income	(6,419)	(30,454)	(3,985)
Foreign exchange loss (gain)	-	121,046	(63,176)
Loss from discontinued operations	1,995	106,613	(67,063)
Loss on disposal of discontinued operations	121,161	7,131,046	-
	$123,156	$7,237,659	$(67,063)

Disposal of Dalradian Gold Limited (“Dalradian Gold”) – On September 28, 2009 the Company completed the sale of its wholly-owned subsidiary Dalradian Gold to SA Resources, Ltd. (“SA Resources”).  The Curraghinalt gold project owned by Dalradian Gold was previously the subject of an option agreement (the “Option Agreement”) with C3 Resources Inc. (“C3 Resources”).  On March 30, 2009, C3 Resources assigned its rights under the option agreement to SA Resources. The Company was paid $1,000,000 pursuant to the Option Agreement. On September 28, 2009, SA Resources completed the purchase of all of the shares of Dalradian Gold for proceeds of $5,500,000 which amount is included in accounts receivable at September 30, 2009.  In addition, SA Resources owed the Company $61,558 for reimbursement of Dalradian Gold operating costs, all of which was collected by December 31, 2009.

Net assets of discontinued operations for Dalradian Gold are summarized as follows:

Dalradian Gold	September 28, 2009	September 30, 2008
Current assets	$7,183	$65,129
Non-current assets held for sale	11,873,430	11,311,013
Current liabilities	(4,332)	(331,433)
Net assets	$11,876,281	$11,044,709

4.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

The loss from discontinued operations for Dalradian Gold is as follows:

Dalradian Gold	For the period from October 1, 2008 to September 28, 2009	For the year ended September 30, 2008	For the thirteen months ended September 30, 2007
Employee salaries and fees to directors and contractors	$-	$13,921	$3,272
Public, government and investor relations	11,541	-	-
Audit, legal and other professional fees	27,800	13,901	15,118
Administration	917	559	750
Foreign exchange loss (gain)	(13,754)	(466,958)	(253,347)
Loss from discontinued operations	26,504	(438,577)	(234,207)
Loss on disposal of discontinued operations	5,224,887	129,216	-
	$5,251,391	$(309,361)	$(234,207)

Disposal of Kremnica Gold s.r.o and Kremnica Gold Mining s.r.o. (“Kremnica Shares”) - On June 7, 2009, the Company executed an option agreement (the “Option Agreement’) with Ortac Resources plc (“Ortac”) of London, England.  The Option Agreement granted Ortac the sole and exclusive right and option to acquire, in four stages, up to an undivided 100% right, title and interest in and to the Kremnica Gold project owned by Kremnica Gold s.r.o and Kremnica Gold Mining s.r.o. by completing milestones and payments to the Company in cash or common shares of Ortac and granting to the Company a capped 2% net smelter return royalty (NSR) on gold and silver production from the Kremnica Gold project subject to buy-down provisions.  Subsequent to the Option Agreement being negotiated and executed, Dorian Nicol, the Company’s president was appointed to the board of directors of Ortac as the Company’s representative.

Subsequent to September 30, 2009, the Company and Ortac executed a share purchase agreement (“Share Purchase Agreement”) which supersedes the Option Agreement.  Ortac had earned 20% of the Kremnica Shares by completion of the first milestone pursuant to the Option Agreement.  Pursuant to the Share Purchase Agreement Ortac will purchase and take possession of 80% of the Kremnica Shares on closing the amendment agreement for consideration of US$2 million to be paid in a combination of US$100,000 cash on the transfer of the shares of the Kremnica Shares to Ortac and delivery of a US$1,900,000 non-interest bearing promissory note (the “Promissory Note”), secured by all the assets of Ortac, that will be due for settlement upon Ortac completing a public listing (“IPO”) during 2010.  The Promissory Note will be paid as US$550,000 in cash and US$1,350,000 in Ortac shares to the equivalent cash value. The cash component will be paid from IPO proceeds and the shares will be issued at the IPO price.  If Ortac cannot pay the Promissory Note in 2010 it will have an extension of time to 2011 providing it pays the Company 50% of the net proceeds of all equity issues in 2011 until the Promissory Note is paid.

In addition, within 60 days of all required permits having been obtained to permit commercial production at the Kremnica property, Ortac will pay the Company US$3,750,000 cash or in Ortac shares to the equivalent cash value being $15.00 per ounce of the first 250,000 ounces of gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study.  Ortac will grant the Company a 2% net smelter return (“NSR”) royalty on gold and silver production from the Kremnica property as currently comprised which includes three exploration licenses  to a limit of the first 1 million ounces produced after which it will reduce to a 1% NSR royalty on the next million ounces, after which it will extinguish.
4.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Ortac may buy 1% of the 2% NSR royalty granted to the Company at any time by paying the Company US$1 million cash.   Mr. Nicol was not involved in the negotiations with Ortac and as a director of each company, he did not vote on approving the renegotiated terms.

The division between cash and Ortac shares issued to the equivalent cash value is in both cases conditional upon the Company not owning more than 19.9% of the issued and outstanding shares of Ortac after the issuance of the shares to the Company.

Ortac owed the Company $62,436 at September 30, 2009 for reimbursement of Kremnica operating expenses which were collected subsequently.

Net assets of discontinued operations for Kremnica are summarized as follows:

Kremnica	September 30, 2009	September 30, 2008
Current assets	$42,558	$155,859
Non-current assets held for sale	2,290,755	12,341,165
Current liabilities	(77,109)	(90,934)
Non-current liabilities	(114,804)	(90,392)
Net assets	$2,141,400	$12,315,698

The loss from discontinued operations for Kremnica is as follows:

Kremnica	For the year ended September 30, 2009	For the year ended September 30, 2008	For the thirteen months ended September 30, 2007
Accretion on asset retirement obligation	$5,852	$13,368	$-
Property investigations	-	243,186	-
Employee salaries and fees to directors and contractors	-	1,233	-
Public, government and investor relations	85,225	193,319	581,079
Audit, legal and other professional fees	7,868	30,908	25,172
Administration	127	(1,470)	-
Interest income	(43)	(379)	(383)
Foreign exchange loss	804,781	1,804,699	728,391
Loss from discontinued operations	903,810	2,284,864	1,334,259
Loss on disposal of discontinued operations	10,584,010	-	-
	$11,487,820	$2,284,864	$1,334,259

Wind-up of Tournigan Resources Ukraine Ltd. (“TVC Ukraine”) – The Company organized TVC Ukraine in 2007 for the purpose of holding mineral property interests acquired in the Ukraine.  The Company retained one full time consultant to conduct property investigations in that country.  The Company has decided to abandon its exploration efforts in the Ukraine and it will liquidate TVC Ukraine with the Ukrainian authorities.

4.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (continued)

Net assets of discontinued operations for TVC Ukraine are summarized as follows:

TVC Ukraine	September 30, 2009	September 30, 2008
Current assets	$-	$7,426
Non-current assets held for sale	-	6,690
Net assets	$-	$14,116

The loss from discontinued operations for TVC Ukraine is as follows:

TVC Ukraine	For the year ended September 30, 2009	For the year ended September 30, 2008	For the thirteen months ended September 30, 2007
Property investigations	$220,147	$300,586	$14,260
Employee salaries and fees to directors and contractors	37,848	-	-
Public, government and investor relations	5,308	-	-
Administration	615	225	479
Interest income	(568)	(695)
Foreign exchange loss (gain)	(13,366)	566	(1,628)
Loss from discontinued operations	249,984	300,682	13,111
Loss on disposal of discontinued operations	10,793	-	-
	$260,777	$300,682	$13,111

Disposal of mining claims in British Columbia, Canada - In February 2007, the Company entered into an earn-in agreement with Nanika Resources Inc. (“Nanika”) to dispose of an undivided 70% right, title and interest to certain of the Company’s mining claims in British Columbia, Canada.  In fiscal 2007 the Company received $25,000 and 50,000 common shares of Nanika for a total consideration of $71,000, of which $24,106 was credited against exploration property costs and $46,894 was included in income. On May 21, 2009 the Company sold the claims to Nanika for $1.00.  The Company retained a 2% NSR royalty subject to Nanika’s right to buy one-half of the NSR by paying the Company $1,000,000.

5. PROPERTY AND EQUIPMENT

	September 30, 2009			September 30, 2008
Computer and electronic equipment	$101,872	$64,448	$37,424	$98,092	$34,923	$63,169
Vehicles	67,218	31,841	35,377	67,218	12,231	54,987
Office and field equipment	276,749	100,477	176,272	276,111	45,207	230,904
Software	139,695	120,803	18,892	136,144	50,489	85,655
Leasehold improvements	-		-	103,077	18,809	84,268
	$585,534	$317,569	$267,965	$680,642	$161,659	$518,983

In the year ended September 30, 2009, the Company assigned the lease on its Vancouver office space and wrote off $68,807 of the unamortized portion of leasehold improvements made to that space (see note 14).
6. MINERAL PROPERTIES

	Year Ended September 30, 2009			Year Ended September 30, 2008
	Slovakia	Slovakia		Slovakia	Slovakia
	Kuriskova $	Other $	Total $	Kuriskova $	Other $	Total $
Balance, beginning of year	$11,565,013	$3,459,609	$15,024,622	$5,431,631	$1,699,009	$7,130,640

Exploration and development:
Licenses and permits	8,750	17,791	26,541	5,821	28,986	34,807
Mapping and surveying	16,047	2,409	18,456	72,609	38,435	111,044
Drilling and assays	2,331,429	581,228	2,912,657	4,403,834	1,419,199	5,823,033
Personnel, administration and travel	624,081	284,884	908,965	668,942	200,548	869,494
Stock-based compensation	38,141	12,174	50,315	34,148	32,876	67,024
Socio-environmental studies	54,501	53	54,554	135,364	40,554	175,918
Studies and evaluations	473,672	-	473,672	812,662	-	812,662
	3,546,621	898,539	4,445,160	6,133,380	1,760,598	7,893,982

Balance, end of year	$15,111,634	$4,358,148	$19,469,782	$11,565,011	$3,459,607	$15,024,622

a)           Uranium

i)  Slovakia - Kuriskova - On June 7, 2005, the Company acquired a 100% interest in the Kuriskova uranium property located within the Cermel exploration license located in eastern Slovakia. The Cermel exploration license was renewed for 4 years in April 2009, with Company renewal options.   Licence fees and minimum work commitments are expected to be approximately $39,000 (EUR 25,000) for fiscal 2010.

ii)  Slovakia - Other - In June 2005, the Company acquired 100% interests in the Novoveska Huta and the Svabovce and Spissky Stiavnik uranium properties, all located in eastern Slovakia. Past production was recorded on each of these properties. The Novoveska Huta property is included within the Spisska Nova Ves mining and exploration licence. The Svabovce and Spissky Stiavnick uranium properties are included within the Spisska Teplica exploration licence. Both the Spisska Nova Ves and Spisska Teplica exploration licences were renewed for 4 years in April 2009 and May 2009, with Company renewal options. In August 2006, the Company acquired a 100% interest in the Kluknava licence, also in eastern Slovakia, which expires in August 2010 with Company renewal options. In August 2008, the Company acquired the Chrast nad Hornadom licence which expires in October 2010 with Company renewal options. The Vitaz exploration licence was granted in April 2009 for 4 years with Company renewal options. Aggregate licence fees and minimum work commitments for these other Slovakian uranium properties are expected to be approximately $190,000 (EUR 120,000) for fiscal 2010.

7. DEFERRED REORGANIZATION COSTS

Deferred reorganization costs of $149,671 were written off in the year ended September 30, 2008 as the Company did not complete the proposed reorganization.
8. FINANCIAL INSTRUMENTS

a) Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, deposits, due from related party, marketable securities, and accounts payable and accrued liabilities.

The fair values of cash and cash equivalents, accounts receivable, deposits, due from related party and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk – Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s bank accounts are with high credit quality financial institutions.  The Company has no risk exposure to asset backed commercial paper or auction rate securities.  The Company’s due from related party is unsecured.

Liquidity Risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results.  The Company’s cash is primarily invested in business bank accounts which are available on demand. The Company’s cash on hand at September 30, 2009, together with, in particular, the collection of a $5,500,000 accounts receivable as proceeds from the sale of Dalradian Gold collected by December 31, 2009 provides the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010.

Interest Risk - The Company’s only significant market risk exposure is interest rate risk. The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s expenditures in Slovakia and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna until December 31, 2008, the Euro since Slovakia converted from the Slovak Koruna to the Euro on January 1, 2009, and the US Dollar. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars. The effect of a one percent change in the foreign exchange rate on the working capital items held in Euro and United States dollars would result in an approximate $11,900 decrease or increase, respectively, in net income or loss for the year ended September 30, 2009 and shareholder’s equity as at September 30, 2009.  The Company has not hedged its exposure to currency fluctuations.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

8. FINANCIAL INSTRUMENTS (continued)

Price risk - The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

9. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

	Shares	Value	Contributed Surplus
	#	$	$
Issued as at August 31, 2006	111,931,263	95,333,346	7,325,437
Shares issued during the thirteen months ended September 30, 2007:
Shares issued for mineral properties	500,000	1,400,000	-
Options exercised	2,462,672	5,646,586	(2,721,133)
Warrants exercised	7,088,923	4,678,928	(243,454)
Stock based compensation	-	-	3,465,516
Issued as at September 30, 2007	121,982,858	107,058,860	7,826,366
Shares issued during the year:
Shares issued for mineral properties	340,000	459,000	-
Options exercised	375,001	852,981	(400,896)
Stock based compensation	-	-	1,606,307
Issued as at September 30, 2008	122,697,859	108,370,841	9,031,777
Stock based compensation	-	-	563,124
Issued as at September 30, 2009	122,697,859	108,370,841	9,594,901

Escrow shares - There were 9,375 common shares held in escrow for all years presented. Subject to receipt of regulatory approval, the Company will request cancellation of the escrow agreement and return the shares to its treasury.

Options – The Company has a rolling stock option plan applicable to directors, employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

Stock option activity for the two previous years is as follows:

	Year Ended		Year Ended
	September 30, 2009		September 30, 2008
	Options	Weighted Average Exercise Price $	Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	9,005,834	1.67	6,671,666	1.94
Granted	2,675,000	0.40	3,142,500	1.05
Exercised	-	-	(375,001)	1.20
Expired or forfeited	(5,257,501)	1.72	(433,331)	1.75

Outstanding, end of the year	6,423,333	1.11	9,005,834	1.67

As at September 30, 2009 the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price $	Number Exercisable #	Weighted Average Exercise Price $
0.22 - 0.44	2,675,000	4.36	0.40	283,333	0.29
0.90 - 1.45	2,073,333	1.54	1.08	1,406,666	1.16
1.86 - 2.97	1,500,000	1.76	2.16	1,500,000	2.16
3.29 - 3.63	175,000	2.70	3.43	175,000	3.43

0.22 - 3.63	6,423,333	3.39	1.11	3,364,999	1.65

As at September 30, 2009, the intrinsic value of vested and unexercised options was $1,250.

Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

During the year ended September 30, 2009, the Company recorded $563,124 in stock based compensation for options vested during the year (2008 - $1,580,455; 2007 - $2,813,566) of which $504,261 was expensed and $58,864 was deferred to mineral property costs and long-term assets held for sale.  The remaining fair value of the options granted in 2009 will be recognized as the options vest in fiscal year 2010.  At the grant date, the $605,698 fair value of the 2,675,000 options granted in fiscal 2009 was determined using the following assumptions: a risk free interest rate ranging from 0.94% to 2.16%, an expected volatility ranging from 100% to 114%, an expected life of 2 to 3 years and zero dividend, for a weighted average fair value per option of $0.24.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

During the year ended September 30, 2008, the Company recorded $1,606,307 in stock based compensation for options vested during the year of which $1,580,455 was expensed and $25,852 was deferred to mineral property costs and long-term assets held for sale.   During the 13 months ended September 30, 2007, the Company recorded $3,465,517 in stock based compensation for options vested during the year of which $2,813,566 was expensed and $651,951 was deferred to mineral property costs and long-term assets held for sale.

Shareholders’ rights plan

The directors of the Company approved the adoption of a renewal shareholder rights plan, dated March 2, 2009 (the “Rights Plan”) which was ratified by the Company’s shareholders on April 6, 2009. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

10. NON-CASH FINANCIAL AND INVESTING ACTIVITIES

	Year ended September 30, 2009	Year ended September 30, 2008	13 months ended September 30, 2007
Stock-based compensation capitalized to mineral properties	$58,863	$25,854	$651,951
Common shares issued for mineral properties	-	459,000	1,400,000
Amortization capitalized to mineral properties	54,028	76,181	55,106
Marketable securities for mineral property earn-in income	-	46,000	46,000
Marketable securities for other receivables	-	-	35,888

11. RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	Year ended September 30, 2009	Year ended September 30, 2008	13 months ended September 30, 2007
Cost reimbursements from companies with common directors and/or officers	$-	$310,311	$109,714
Legal fees to a law firm in which a director is a partner	84,506	155,457	283,771
Geological consulting fees paid to a company with common directors	-	89,615	77,397
Consulting fees to companies controlled by directors	-	33,917	40,403
Consulting fees to companies controlled by officers	89,250	-	30,000

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

In October 2007 the Company relocated its Vancouver head office from premises shared with a company related by way of common directors. This related company paid the Company $300,000 for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was netted within administration expense.

b) Balances

Accounts receivable, due from related parties and accounts payable and accrued liabilities balances include the following related party balances.  Receivables are unsecured and without interest.

	September 30, 2009	September 30, 2008
Accounts receivable from directors and officers	$42,828	$-
Accounts receivable from Ortac	62,436	-
Accounts receivable from Fischer-Watt	214,140	-
Due from related party from Fischer-Watt	833,005	-
	$1,152,409	$-
Due to related parties	$170,597	$31,863

12. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	Year Ended	Year Ended	13 Months Ended
	September 30, 2009 $	September 30, 2008 $	September 30, 2007 $
Canadian statutory income tax rate	30.125%	31.78%	34.12%

Income tax recovery at statutory rate	(6,382,681)	(4,859,761)	(2,483,585)
Decrease (increase) resulting from:
Tax rate changes	665,580	1,086,029	–
Differences in foreign rates	1,397,351	531,488	179,706
Permanent differences	1,679,538	552,356	950,295
Unrecognized tax attributes	2,640,212	2,689,888	1,353,584
Income tax recoverable	–	–	–

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

12. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets are presented below:

	September 30, 2009 $	September 30, 2008 $
Mineral properties and resource pools	5,889,900	6,491,549
Loss carry-forwards	7,120,999	4,924,201
Share issuance costs	151,473	336,806
Property and equipment	62,629	47,385
Asset retirement obligations	34,216	35,913
Marketable securities	56,186	32,721
Valuation allowance	(13,315,403)	(11,868,575)
	–	–

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future income tax assets.

Subject to certain restrictions, the Company has capital losses of $12,267,000 and non-capital losses of $19,842,000 available to reduce future Canadian taxable income. There are no expiry limitations with respect to the capital losses. The Canadian non-capital losses expire as follows:

Year	$
2013	2,433,232
2014	2,511,559
2025	3,980,032
2026	3,842,546
2027	471,983
2028	3,586,692
2029	3,015,933
19,841,927

The Company has Slovakian operating tax losses of $3,302,000 which expire over the five-year period to 2014.

13. SEGMENTED INFORMATION

Subsequent to the discontinued operations discussed in note 4, the Company now operates only in the uranium mineral exploration sector in Slovakia. Currently, revenues comprised of interest income are earned primarily at the corporate level. Notes 5 and 6 provides details of assets the majority of which are located in Slovakia.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

14.  MANAGEMENT OF CAPITAL

The Company considers its common shares and stock options as capital (see note 9). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company’s cash on hand at September 30, 2009, together with, in particular, the collection of a $5,500,000 accounts receivable as proceeds from the sale of Dalradian Gold collected by December 31, 2009 provides the Company with sufficient financial resources to carry out is exploration and operations through the 2010 financial year however, the Company expects to raise additional equity capital in 2010.

15. COMMITMENTS

Head office lease - On May 29, 2009, in exchange for a payment of $183,293 (net of a security deposit of $18,101) to the landlord the Company surrendered the Vancouver head office lease and was released from all remaining obligations of the lease.  The Company paid a leasing agent $31,796 commission to find the replacement tenant.

Drilling contract - A subsidiary of the Company has entered into a drilling contract with a Slovakian drilling company whereby the Company has committed to drill 4,190 metres by December 31, 2010 at an estimated equivalent cost of $275 per metre.  If the Company terminates the contract a 15% penalty against the remaining commitment will be payable.

Mineral properties – The expenditures necessary to maintain the good standing of the Company’s mineral property licences and leases and mineral property agreements are described in note 6.

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In June 2009, the United States Financial Accounting Standards Board ("FASB") issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“US GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The Company’s financial statements conform to US GAAP in all material respects, except for the material differences as noted below:

a)           Interest in mineral properties and deferred mineral property costs

Under Canadian GAAP, the Company defers costs of acquiring mineral properties and related exploration and development expenditures. US GAAP requires that all exploration costs be expensed, including drilling and related costs to upgrade mineral resources to reserves. The Company defers the costs of acquiring mineral properties under US GAAP, including the costs of earn-in or option payments. Accordingly, for US GAAP purposes, for all periods presented, all land use costs for mineral properties and deferred exploration and development costs incurred have been expensed for which commercially mineable revenues do not exist. When proven and probable reserves are determined for a property and a bankable feasibility study prepared, subsequent development costs of the property would be capitalized. Once in production, previously capitalized costs and any subsequently capitalized development costs would be charged to production on a unit-of-production basis over the proven and probable reserves of the mine.  This accounting policy difference results in reconciling adjustments for mineral property costs written-off.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

b)           Marketable securities

Previously, under Canadian GAAP, gains (losses) in shares of public companies were not recognized until investments were sold unless there was deemed to be an impairment of value which was other than temporary.  Under US GAAP, such investments are recorded at market value and the unrealized gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  In 2007 Canadian GAAP changed so that no difference remains in the securities.

c)      Financial Instruments and Comprehensive income

Effective October 1, 2007, the Company adopted new Canadian GAAP standards related to Comprehensive Income and Financial Instruments on a prospective basis without prior period restatement.  The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

d)   Deferred reorganization costs

Under Canadian GAAP, reorganization costs may qualify for deferral and presentation as a non-current asset with ultimate presentation within share capital. Under US GAAP, reorganization costs are expensed.

e)    Stock-based compensation

Under US GAAP, stock-based compensation would be presented together with employee salaries and fees to directors and contractors.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)           Accounting for uncertainty in income taxes

The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. Any penalties will be recorded in general and administrative expenses.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended August 31, 2002 through September 30, 2009.

Recent United States Accounting Pronouncements:

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity. The standard will become effective in the first quarter of the Company’s fiscal 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through January 22, 2010, the date of the Auditors’ Report on the Company’s consolidated financial statements. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments. This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. The new standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on interim disclosures about fair value of financial instruments  The standard requires disclosure about the fair value of its financial instruments and the method and significant assumptions used to establish the fair value of financial instruments for interim reporting periods as well as annual statements.  The standard is effective for the Company as of September 30, 2009 and its adoption did not impact the Company’s interim consolidated financial condition or results of operations.

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In March 2008, the FASB issued new accounting standards on disclosures about derivative instruments and hedging activities that intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. The new standard also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. The standard is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning October 1, 2009. The adoption of the standard will not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued new accounting standards on, business combinations that establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The standard requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The standard did not have a material impact on the Company’s consolidated financial statements.

g)      Reconciliation of Canadian and US GAAP

The impact of the above differences between Canadian GAAP and US GAAP on the balance sheets and the statements of loss, comprehensive loss and cash flows are as follows:

Balance Sheets

Balance sheets
	September 30, 2009 $	September 30, 2008 $
Total assets under Canadian GAAP	31,817,066	53,714,333
Adjustments to US GAAP:
Deferred mineral property costs (a)	(21,421,798)	(34,334,310)
Total assets under US GAAP	10,395,268	19,380,023
Total liabilities under Canadian GAAP and US GAAP	750,340	2,032,236
Total shareholders' equity under Canadian GAAP	31,066,726	51,682,097
Adjustments to US GAAP:
Deferred mineral property costs (a)	(21,421,798)	(34,334,310)
Total shareholders' equity under US GAAP	9,644,928	17,347,787
Total liabilities and shareholders' equity under US GAAP	10,395,268	19,380,023

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)

16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Loss
	Year ended September 30, 2009 $	Year ended September 30, 2008 $	13 months ended September 30, 2007 $
Loss from continuing operations under Canadian GAAP	(4,064,179)	(5,778,040)	(6,232,871)
Adjustments to US GAAP:
Deferred mineral property costs (a)	(4,445,160)	(7,893,978)	(5,315,631)
Mineral property costs written-off (a)	-	836,236	-
Loss on sale of marketable securities (b) (c)	-	(22,500)	-
Unrealized loss on short-term investments (b)(c)	-	-	15,145
Deferred reorganization costs	-	108,793	(108,793)
US GAAP adjustments to continued operations	(4,445,160)	(6,971,449)	(5,409,279)
Loss from continuing operations under US GAAP	(8,509,339)	(12,749,489)	(11,642,150)
Loss on disposal of discontinued operations	(15,940,851)	(7,503,448)	-
Loss from discontinued operations	(1,182,293)	(2,010,396)	(1,046,100)
Loss from discontinued operations under Canadian GAAP	(17,123,144)	(9,513,844)	(1,046,100)
Adjustments to US GAAP:
Deferred mineral property costs (a)	-	(4,510,615)	(9,632,618)
Mineral property costs written-off (a)	17,380,172	6,167,691	-
US GAAP adjustments to discontinued operations	17,380,172	1,657,076	(9,632,618)
Income (loss) from discontinued operations under US GAAP	257,028	(7,856,768)	(10,678,718)
Total US GAAP adjustments	12,935,012	(5,314,373)	(15,041,897)
Net loss under US GAAP	(8,252,311)	(20,606,257)	(22,320,868)
Net loss per share from continuing operations under US GAAP	$(0.07)	$(0.10)	$(0.10)
Net loss per share from discontinued operations under US GAAP	$0.00	$(0.06)	$(0.09)

Weighted average number of shares outstanding under US GAAP	122,697,859	122,697,859	115,491,071
Statements of Comprehensive Loss

	Year ended September 30, 2009 $	Year ended September 30, 2008 $	13 months ended September 30, 2007 $
Comprehensive loss under Canadian GAAP	(21,187,323)	(15,291,884)	(7,278,971)
Adjustments to US GAAP:
Total US GAAP net loss adjustments as above	12,935,012	(5,314,373)	(15,041,897)
Reclassification adjustment for realized losses on marketable securities		22,500
Comprehensive loss under US GAAP	(8,252,311)	(20,583,757)	(22,320,868)

TOURNIGAN ENERGY LTD. (a development stage company)
2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2009 and 2008 and 13 months ended September 30, 2007
(expressed in Canadian dollars)
16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows

	Year ended September 30, 2009 $	Year ended September 30, 2008 $	13 months ended September 30, 2007 $
Cash used in continuing operating activites under Canadian GAAP	(3,557,139)	(3,133,649)	(2,901,284)
Adjustments to US GAAP:
Mineral property costs (a)	(4,445,160)	5,322,381	(6,177,915)
Deferred reorganization costs (d)	-	(141,911)	(7,402)
Cash used in continuing operating activites under US GAAP	(8,002,299)	2,046,821	(9,086,601)
Cash from (used in) investing activities under Canadian GAAP	(4,576,250)	(5,677,141)	35,779,081
Adjustments to US GAAP:
Mineral property costs (a)	4,445,160	(5,322,381)	6,177,915
Cash from (used in) investing activites under US GAAP	(131,090)	(8,952,701)	32,870,395
Cash from financing activities under Canadian GAAP	-	310,174	7,353,524
Adjustments to US GAAP:
Deferred reorganization costs (d)	-	141,911	7,402
Cash from financing activites under US GAAP	-	452,085	7,360,926
Cash used in discontinued operations under Canadian GAAP	(1,707,616)	(11,226,504)	(8,508,956)
Adjustments to US GAAP:
Mineral property costs (a)	-	(2,046,821)	9,086,601
Cash from (used in) discontinued operations under US GAAP	(1,707,616)	(13,273,325)	577,645